August 24, 2007

By EDGAR "CORRESP"


Tracey McKoy
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: COLONIAL COMMERCIAL CORP. ("COMPANY") 2006 FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006

Dear Ms. McKoy:

Thank you for your letter of June 15, 2007. For ease of reference, your original comment is followed by our response.

Form 10-K/A for the Fiscal Year Ended December 31, 2006
-------------------------------------------------------

Financial Statements, page F-11
-------------------------------

     1. We have read your response to prior comments two and three. We are not persuaded by your qualitative and quantitative analysis that your unadjusted misstatements under the rollover approach were not material to your 2004 income statement. Accordingly, the cumulative effect adjustment outlined in SAB 108 is not allowed. Please amend your filing to restate for each period presented.

          Response to Comment 1: The Company will restate its financial statements for the years ended December 31, 2004, 2005 and 2006.

                                      ***

The  Company  acknowledges  the  following:

The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ William Pagano
----------------------------
William Pagano
Chief Executive Officer